ALDAGEN, INC.

2810 Meridian Parkway

Suite 148

Durham, NC 27713

April 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aldagen, Inc.

Registration Statement on Form S-1

Registration No. 333-162700

Ladies and Gentlemen:

Aldagen, Inc. (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-162700), together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date hereof. The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement due to market conditions and its determination that registration of the Company’s securities is not in the best interest of the Company at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (919) 484-8792, with a copy to Fred D. Hutchison of Hutchison Law Group, the Company’s counsel, via facsimile at (919) 829-9696.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Fred Hutchison of Hutchison Law Group at (919) 829-4300.

Sincerely,
ALDAGEN, INC.

By:	/s/ Lyle Hohnke
Lyle Hohnke Chief Executive Officer